Exhibit 99.1

SuperCom Approves One Million Share Repurchase Program

Herzliya, Israel, September 24, 2015 – SuperCom Ltd. (NASDAQ: SPCB), a global provider of secure solutions for the e-Government, Public Safety, HealthCare, and Finance sectors, today announced that its Board of Directors has approved the repurchase of up to one million of the company’s ordinary shares.

The duration of the program is open-ended, does not require the purchase of any minimum number of shares and may be suspended or discontinued at any time.

“Given the underlying strength of SuperCom’s business and recent equity market volatility, this program provides us the ability to opportunistically acquire our shares at attractive prices and underscores our commitment to returning value to our shareholders,” commented Mr. Arie Trabelsi, President and CEO of SuperCom.“ Although we are consistently facing opportunities in our operations and target markets to deploy capital with potential for high returns, we are pleased to have this additional channel available for our capital allocation strategy which we believe should increase shareholder value over time.

Under the program authorized by its Board of Directors, SuperCom may purchase shares in open market transactions. The extent to which SuperCom repurchases its shares and the timing of such repurchases is at the discretion of SuperCom’s management and will depend upon market conditions and other corporate considerations, including regulatory requirements. The purchases are expected to be funded with existing cash on hand.

About SuperCom

Since 1988, SuperCom has been a leading global provider of traditional and digital identity solutions, providing advanced safety, identification and security solutions to governments and organizations, both private and public, throughout the world. Through its proprietary e-Government platforms and innovative solutions for traditional and biometrics enrollment, personalization, issuance and border control services, SuperCom has inspired governments and national agencies to design and issue secured Multi-ID documents and robust digital identity solutions to its citizens and visitors. SuperCom offers advanced, secure mobile payments ranging from mobile wallet to mobile POS, using a set of components and platforms to enable secure mobile payments and financial services. SuperCom is a global provider of a superior all-in-one field-proven RFID & mobile PureSecurity advanced solutions suite, accompanied by advanced complementary services for various industries, including healthcare and homecare, security and safety, community public safety, law enforcement, electronic monitoring, livestock monitoring, and building and access automation.

SuperCom's website: http://www.supercom.com

Investor Relations Contacts:	Company Contact:
Brett Maas / Rob Fink	Ordan Trabelsi, President, Americas
Hayden IR
(646) 536.7331 / (646) 415.8972	Tel: 1 212 675 4606
brett@haydenir.com	ordan@supercom.com

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements preceded or followed by or that otherwise include the words "believes", "expects", "anticipates", "intends", "projects", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. These statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Among the factors that could cause actual results, performance or achievements to differ materially from those discussed in this press release are those detailed from time-to-time in prior press releases and in the company’s filings with the Securities and Exchange Commission, including the company’s annual report on Form 20-F and reports on Form 6-K, The Company undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release.